

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-mail
William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re:** **United Community Bancorp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-172827**

Dear Mr. Ritzmann:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

General

1.   The Division of Trading and Markets is evaluating your analysis regarding the 10b-9 issues raised by the delivery versus payment basis used for settlement in the syndicated community offering. The Division continues to await your analysis regarding the 15c2-4 issues raised by the use of an affiliate of the escrow bank as escrow agent for the segregated account.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 66

2.   We note the revised disclosures on pages 66-67 regarding the use of the Note A/B strategy in the third quarter ended March 31, 2011. Please revise to provide enhanced disclosures addressing the change in management policy as it relates to the use of a "current cash flow" assumption as compared to an "as stabilized" assumption used previously in the determination of fair value of the loans impacted by this change. Please address how this change in methodology would have impacted the previously recorded allowance for loan losses (i.e. ALLL)   beginning with the period ended June 30, 2010 and how you concluded that revision of your financial statements was not necessary. Your discussion should also encompass the policy change for restructuring and charge-offs to an "as is" fair value determination.

Analysis of Nonperforming and Classified Assets, page 72

3.   We note your response to prior comments one and two in our letter dated May 16, 2011. In regard to Loan Relationship A, please address the following:
   - Tell us the specific steps taken and provide us with the information reviewed at the times of the October 2010 ($3 million loan) and November 2010 ($1.7 million loan) apartment complex loan restructurings, and the November 2010 ($1.8 million) multi-family real estate loan restructuring, which enabled you to determine that the respective 225bp, 125bp and 175bp loan interest rate reductions would reduce the borrowers monthly payments to a serviceable level;
   - Regarding the $1.7 million loan (above) that was restructured again in March 2011, which resulted in the splitting of the loan into Notes A ($994K) and B ($651K), address the specific steps taken and provide us with the information reviewed by management as part of this subsequent restructuring;
   - Explain your basis for not obtaining an updated independent appraisal on any of these loans as part of your restructuring process (i.e. in October 2010, November 2010, and March of 2011);
   - Tell us the amount, and address how you determined the amount, of any specific allocation within your overall ALLL which had been recorded for each of these individual loans for each reporting period starting at June 30, 2010 through 3/31/11; and
   - Tell us and disclose where these loans have been reflected within the nonperforming assets table (page 74) and the credit risk profile table (page 79).

4.   In regard to the Loan Relationship B, similar information comparable to the information requested on Loan Relationship A (noted above) should be provided and disclosed addressing the following:
   - Revise to include specific detailed information on each of the individual loans;

- Tell us the specific steps taken and provide us with the information reviewed in conjunction with the June 2010 restructurings;
- Explain your basis and reasons for the risk rating downgrade during the quarter ended September 30, 2010 as compared to a prior period downgrade;
- Discuss the activity and support regarding the recording specific allocation within your overall ALLL on these loans during the previous periods through March 31, 2011;
- Address, in detail, why you were not required to update the ASC 310-10 ALLL analysis at December 31, 2010 given that both loans had experienced a restructuring, a risk rating downgrade, the recording of a specific ALLL and loan delinquencies;
- Tell us the specific steps taken and information reviewed when you combined the two existing loans into one loan and subsequently split the loans into the Note A ($2.6 million) and Note B ($1.5 million) format in March 2011;
- Explain your basis for not obtaining updated appraisals prior to February of 2011 on these loans, given the inconsistent payment history, related delinquencies and prior loan restructurings; and
- Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

5. In regard to Loan Relationship C, similar information comparable to the information requested on the other Loan Relationships should be provided and disclosed addressing the following:
    - Revise to include specific detailed information on each of the individual loans;
    - Tell us the specific steps taken and provide us with the information reviewed in conjunction with the August 2009 restructurings;
    - Tell us the steps taken and provide us with the information that was presented to the Board for each of the periods after the interest rate increase in August 2010, given that the loans were classified as substandard;
    - Discuss the activity and support regarding the recording of a specific allocation within your overall ALLL on these loans during the previous periods through March 31, 2011;
    - Address, in detail, why you waited until February 2011 to complete a detailed analysis of the total lending relationship with the borrower. We note this resulted in the combination of two loans into one loan, and subsequent to this you split the loan into Notes A ($1.5 million) and B ($626K);
    - Provide us with specific information supporting the Note A/B format entered into in March 2011, including the appraisal information for each of the individually identified collateral components underlying the new loan structure; and
    - Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

6. In regard to Loan Relationship E, similar information comparable to the information requested on the other Loan Relationships should be provided and disclosed addressing the following:

- Tell us the specific steps taken and provide us with the information reviewed in conjunction with the April 2010 restructuring;
- Explain why you obtained an updated independent appraisal prior to restructuring this loan compared to the other loan relationships that had previous restructurings and no updated appraisals were obtained (i.e. before the Note A/B notes in the quarter ended March 31, 2011);
- Tell us the type of appraisal received and how you utilized and verified the information included in the appraisal (i.e. as well as on all appraisals received) when you determined the amount and level of any specific allocation within your overall ALLL or loan charge-offs recorded;
- Tell us how you considered the fact that the loan had payments deferred for one year as part of the initial restructuring in April 2010 when performing the collateral valuation analysis and the recording of the specific ALLL of $260K at that time;
- For each quarterly period ended (from June 30, 2010 through December 31, 2010) explain how you determined no additional loan loss provision within your overall ALLL was required given that the loan was classified as substandard, no payments were being received, and there was an interest rate and payment reset in February 2011;
- Provide us with specific information supporting the Note A/B format entered into in March 2011, including the new updated appraisal information (i.e. received in February 2011) for each of the individually identified collateral components underlying the new loan structure; and
- Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

7. In regard to Loan Relationship F, similar information comparable to the information requested on the other Loan Relationships should be provided and disclosed addressing the following:
- Tell us the specific steps taken and provide us with the information reviewed in conjunction with the June 2010 restructuring which resulted in the initial loan being placed in a Note A/B format;
- Explain why you obtained an updated independent appraisal prior to the restructuring of this specific loan compared to other loan relationships that had previous restructurings and no updated appraisals were obtained (i.e. before the Note A/B notes policy was implemented in the quarter ended March 31, 2011);
- Tell us the type of initial appraisal received and how you utilized and verified the information included in the appraisal when you determined the amount and level of the $217K specific ALLL recorded;
- For each quarterly period ended (from June 30, 2010 through December 31, 2010) explain how you determined that no additional loan loss provision within your overall ALLL was required, given that the loan was classified as substandard for each of these periods and was 160 days past due at December 31, 2011;
- Considering you obtained an updated appraisal in February 2011, which indicated that that there was an additional collateral deficiency of $17K, it is unclear to us why

the total loan charge-off was $405K. Provide us with specific information supporting the Note A/B format entered into in March 2011, including the new updated appraisal information (i.e. received in February 2011); and

- Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

8.   We note your table of loan splits provided on page 77. Please revise to include comparable information for June 30, 2010 and 2009, as applicable.

Exhibits

9.   We note your response to prior comment 11 in our letter dated May 12, 2011 and we reissue it in part. Please revise the opinion filed as Exhibit 8.2 to indicate that the opinion is expressed as of the effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via Email
Edward G. Olifer, Esq.
Kilpatrick Townsend & Stockton LLP
(202) 204-5614